Exhibit 99.2

ORCHARD THERAPEUTICS PLC

Form of Proxy for the 2019 Annual General Meeting

I/We

(name in full in block capitals)

of

being a member/members of Orchard Therapeutics plc (the “Company”) hereby appoint the chairman of the meeting (see note 1 below)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY on 26 June 2019 at 8.30 a.m. (UK time), and at any adjournment thereof, on the following resolutions as indicated by an ‘X’ in the appropriate box:

Ordinary Resolutions		For	Against	Withheld	Discretion
1.	To receive, consider and adopt the Directors’ and Auditors’ Reports and Statement of Accounts for the year ended 31 December 2018 and note that the Directors do not recommend payment of a dividend
2.	To approve the Directors’ Remuneration Report
3.	To approve the Directors’ Remuneration Policy
4.	To elect Hubert Gaspar as a Director
5.	To elect Alicia Secor as a Director
6.	To re-appoint PricewaterhouseCoopers LLP as Auditor
7.	To authorise the Directors to determine the Auditor’s remuneration

Special Resolutions
8.	To authorise the Directors to allot shares pursuant to Section 551 of the Companies Act 2006 (the “Act”)
9.	Subject to the passing of Resolution 8, to authorise the Directors to allot equity securities, under Section 570 of the Act as if Section 561(1) of the 2006 Act did not apply to such allotment

Signature	Dated	2019

Notes:

1.

You may if you wish strike out the words “chairman of the meeting” and insert the name of some other person to act as your proxy in the space provided. All amendments to this form must be initialed. If you sign and return this form with no name inserted in the space the Chairman of the Meeting will be deemed to be your proxy. Where someone other than the Chairman is appointed as a proxy the member appointing him/her is responsible for ensuring that they attend the Meeting and are aware of his/her voting intentions. If a member wishes his/her proxy to speak on his/her behalf at the Meeting, he/she will need to appoint someone other than the Chairman and give his/her instructions directly to them.

2.

A member entitled to attend, speak and vote at the Meeting is entitled to appoint a proxy or proxies to exercise all or any of his/her rights to attend, speak and to vote at the Meeting instead of him/her. A proxy can only be appointed by following the procedure set out in these notes and the notes to the Notice of Annual General Meeting.

3.

A proxy need not be a member of the Company but must attend the Meeting. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Meeting in person the proxy appointment will automatically be terminated.

4.

To be valid this form of proxy must be completed and lodged with the Registrars of the Company, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA not less than 48 hours (excluding non-business days) before the time fixed for the Meeting and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

5.

In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.

6.

A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write “the Chairman of the Meeting”.

7.	If a member submits more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

8.

Please indicate with an “X” in the appropriate boxes how you wish your votes on the resolutions to be cast. Unless otherwise instructed, your proxy may vote or abstain from voting as he/she thinks fit. The vote “Withheld” option is to enable you to abstain on any particular resolution. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his/her discretion.

9.	CREST members should use the CREST electronic proxy appointment service and refer to note 7 of the Notice of Annual General Meeting in relation to the submission of a proxy via CREST.

10.	You may not use any electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated.

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